
PROCESSING
FEB 2007
SECTION
D.C.
190

SECURITIES A
Wa



07001217

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SEC FILE NUMBER
8 - 48183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaufman Bros., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin (212) 292-8120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 09 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman Bros., L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA MARTINEZ
Notary Public, State of New York
No. 01MA6106361
Qualified in Kings County
Commission Expires March1, 2008

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
PROCESSING
RECEIVED
FEB 21 2007
WASH. D.C.
190
SECTION

KAUFMAN BROS., L.P. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Kaufman Bros., L.P.

We have audited the accompanying consolidated statement of financial condition of Kaufman Bros., L.P. and Subsidiary (collectively "the Partnership") as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Kaufman Bros., L.P. and Subsidiary as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 15, 2007

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	1,847,577
Receivable from clearing broker		508,252
Fees receivable, net		98,415
Securities owned, non-marketable at fair value		120,925
Investments, at fair value		146,000
Certificate of deposit		102,086
Property and equipment, net		47,154
Due from nonconsolidated affiliate		50,000
Prepaid expenses		71,142
Other assets		42,980
Total assets	$	3,034,531
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued compensation costs	$	609,885
Accounts payable and accrued expenses		357,377
Deferred liabilities		13,622
Subordinated loans		725,000
Total liabilities		1,705,884
Partners' capital		1,328,647
Total liabilities and partners' capital	$	3,034,531

See accompanying notes to consolidated financial statements.

KAUFMAN BROS., L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

Kaufman Bros., L.P. and Subsidiary (collectively the "Partnership") is a Delaware limited partnership formed to engage primarily in investment banking, brokerage and securities trading, corporate consulting and other related activities. Kaufman Bros., L.P. ("Kaufman Bros.") is managed by KB Management, LLC (the "General Partner") and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. Additionally, Kaufman Bros. is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The accompanying consolidated financial statements include the accounts of Kaufman Bros. and its wholly-owned Subsidiary, KBRO Capital, LLC ("KBRO LLC") and KB HFI Management, LLC ("KBHFI"). KBRO LLC was formed on November 15, 1999 as a limited liability company under the laws of the State of New York. KBRO LLC engages primarily in venture capital activities. KBHFI was formed in February, 2005 as a limited liability company under the laws of the State of Delaware. KBHFI was dissolved in December 2006 and the related investment was written off. KBHFI had provided funding for the start up cost for the Ephifany Fund (the "Fund"). The Fund was launched in February 2006, but ceased operations in June 2006 as a result of poor performance.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Kaufman Bros., KBRO LLC, and KBHFI. All significant inter-company transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fees Receivable

The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Partnership has exhausted its collection means. At December 31, 2006 and 2005, the allowance for doubtful accounts was approximately $84,000 and nil, respectively.

Securities Owned, at Market

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Securities Owned, Non-marketable at Fair Value

Securities not readily marketable represent warrants and restricted stocks, which are not publicly traded and are valued at fair value as determined by the General Partner. Fair value is based upon the consideration of factors such as the value of the underlying security, restrictions on the conversion of the warrant and liquidity of the security. As of December 31, 2006, the General Partner determined that the fair value of all warrants and restricted stocks is $120,925.

2. Summary of significant accounting policies (continued)

Investments, at Fair Value

KBRO LLC holds a 4.67% equity interest in GLQ Entrepia, Inc., a 0.76% equity interest in Entrepia Fund II, L.P. and a 0.66% equity interest in Global Ling International Fund I, LLC. These private investment company investments are recorded at fair value, based upon management's assessment on the underlying net asset values.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office and other equipment	7 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Computer hardware and software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Commission Revenue from Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Commission revenues and related expenses resulting from customers' securities transactions are recorded on a trade date basis.

Consulting, Merger and Acquisition, and Underwriting Fees

Consulting and merger and acquisition fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Public offering fees include management and underwriting fees, which are recorded when the particular offer is issued.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying consolidated financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Partnership is subject to New York City unincorporated business tax.

The Partnership complies with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. Since the amount was deemed to be insignificant, no provision has been made for unincorporated business taxes as of December 31, 2006.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2006:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture and fixtures	$ 21,737	$ 11,258	$ 10,479
Computer hardware and software	47,223	16,329	30,894
Leasehold improvements	75,779	69,998	5,781
	$ 144,739	$ 97,585	$ 47,154

4. Securities owned

Details of securities owned at December 31, 2006 are as follows:

	Non-marketable Securities
Warrants	$ 116,994
Restricted stock	3,931
	$ 120,925

5. Due from affiliate

Due from affiliate is non-interest bearing and due on demand.

6. Commitments and contingencies

The Partnership leases office space in New York, expiring May 31, 2017, and California, expiring October 31, 2008, under operating leases having non cancelable lease terms in excess of one year. In addition to base rent, certain of the leases provide for the Partnership to pay a proportionate share operating costs and are subject to escalation clauses based on the Consumer Price Index.

At December 31, 2006, future aggregate minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,		
2007	$	709,000
2008		764,000
2009		705,000
2010		705,000
2011		705,000
Thereafter		3,834,000
	$	7,422,000

Rent expense, including certain other rent charges, for the year ended December 31, 2006 were approximately $625,000.

The New York lease calls for a security deposit of $100,000, which as been satisfied by a letter of credit. The Partnership has collateralized such letter of credit with a certificate of deposit. The security deposit for the California lease was satisfied by a cash deposit with the landlord in the amount of $6,230.

In the normal course of business, the Partnership has been named as a defendant in various matters. Management of the Partnership believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership.

7. Employee benefit plan

All employees of the Partnership are eligible to participate in the Partnership's qualified 401(k) retirement plan. The Partnership currently matches twenty-five cents for each dollar of employee contributions. For the year ended December 31, 2006, the Partnership contributed $104,000 towards the qualified 401(k) retirement plan.

8. Liabilities subordinated to claims of general creditors

At December 31, 2006, the Partnership had two subordinated loan agreements with its General Partner which were in accordance with agreements approved by the NASD. The terms of the subordinated loan agreements are as follows:

> $525,000 and $200,000 loan agreements maturing on August 1, and October 31, 2007, respectively, and bearing interest at 2% over the average six month LIBOR rate (5.31% at December 31, 2006) calculated on a monthly basis.

The loan agreements have been approved as regulatory capital and constitute part of the Partnership's net capital under the SEC's Uniform Capital Rule 15c3-1.

The Partnership had a $1,000,000 one-year revolving subordinated credit agreement with JP Morgan Chase Bank. On January 9, 2006, the Partnership drew down $1,000,000 from their revolving subordinated loan credit agreement. This agreement matured on May 27, 2006, was paid in full, and was not renewed for another year. The revolving subordinated credit agreement is in accordance with an agreement approved by the NASD.

9. Off-balance-sheet risk

Pursuant to clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

In addition, the due from and payables to clearing brokers are pursuant to these clearance agreements.

In the normal course of business, securities transactions of brokerage customers of the Partnership are cleared through a clearing broker. Pursuant to an agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete such transactions. During the year ended December 31, 2006, no such losses were incurred.

10. Concentration of credit risk

The Partnership maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Partnership is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. Exemption from Rule 15c3-3

The Partnership is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

12. Net capital requirements

Kaufman Bros. is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, Kaufman Bros.'s net capital (unconsolidated) was approximately $1,313,000 which was approximately $1,063,000 in excess of its minimum requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Partnership and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 13c3-3.


END